November 6, 2020

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Ms. Sonia Bednarowski

Re:        Request for Acceleration of Effectiveness

ACNB Corporation

Registration Statement on Form S-3

File No. 333-249755

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ACNB Corporation (the “Company”) hereby requests that the Company’s above-referenced Registration Statement on Form S-3 be declared effective on Tuesday, November 10, 2020 at 2:00 PM, Eastern Time, or as soon as practicable thereafter.

Please contact our counsel, Erik Gerhard, Bybel Rutledge LLP at 717-731-8302 should you have any questions with respect to this request and to confirm effectiveness of the Registration Statement.

Yours truly,

ACNB CORPORATION

By:	/s/ James P. Helt
James P. Helt
President & Chief Executive Officer